Exhibit 99.2

Press Release	Source: China Cablecom Holdings, Ltd.

China Cablecom Holdings Announces Framework Agreement to Acquire a 60% Economic Interest in Hubei Chutian Video & Information Network

Monday May 12, 8:30 am ET

Acquisition Will Add 1.6 Million Paying Subscribers in Two Phases; $43.175 Million Private Placement Accelerates Acquisition Strategy; China Cablecom's Network to Increase to Over 2.0 Million Subscribers; Expands China Cablecom's Footprint Beyond Shandong Province

SHANGHAI, PEOPLE'S REPUBLIC OF CHINA--(MARKET WIRE)--May 12, 2008 -- China Cablecom Holdings, Ltd. ("China Cablecom") (OTC BB:CCCHF.OB - News) (OTC BB:CCCZF.OB - News) (OTC BB:CCCWF.OB - News), a joint-venture provider of cable television services in the People's Republic of China (PRC), announced that it has entered into a framework agreement with Hubei Chutian Broadcasting and Television Networks Co., Ltd., a local state-owned enterprise ("Hubei Broadcasting") owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT"), to establish a cable TV operation joint venture and enjoy 60% economic interest in that joint venture.

Hubei Broadcasting located in the Hubei province in central China controls over 30 cable network systems, which serve a population base of 60.3 million. The Hubei Broadcasting cable network has passed 4.5 million homes and has 3.0 million paying subscribers. The average revenue per user (ARPU), a key metric used in the cable industry to measure operating and financial performance, is approximately $2.20 per month.

The framework agreement has been executed by authorized representatives of the two companies, although the formal corporate authorizations are still pending and require provincial SARFT branch's final approval, which is expected to be forthcoming following completion of required appraisals. The acquisition is expected to close in 2 phases. Phase one represents approximately 800,000 paying subscribers and is expected to close following further due diligence and execution of definitive agreements (as well as certain governmental approvals) within 30 days. Phase two represents an additional 800,000 paying subscribers and is pending further due diligence and execution of definitive agreements. Financial terms of the proposed transaction include support obligations of China Cablecom regarding the joint venture due upon completion of phase one and phase two, respectively. China Cablecom anticipates providing further details on this proposed transaction in the coming weeks upon execution of the definitive implementing agreements.

"The joint venture with Hubei Broadcasting acquisition will propel China Cablecom into another top 10 TV province in China and dramatically accelerates its growth plans," says Clive Ng, founder and Executive Chairman of China Cablecom. "After consummation of both phases of the joint venture with Hubei Broadcasting, China Cablecom will have 2.0 million subscribers and growing, which allows us to embark on our vision of providing value-added services and content to a network-wide platform."

To assist in securing its acquisition of Hubei Broadcasting, China Cablecom also announced the consummation of a convertible debt financing with current and new investors involving the issuance of $43.175 million principal amount at maturity of 9.99% secured convertible notes and approximately 1.525 million ordinary shares. Interest was prepaid at closing, resulting in net proceeds (excluding existing investors who reinvested principal and interest repayments in the new issuance) to China Cablecom of approximately $25.8 million. Chardan Capital Markets, LLC, Lazard Frères & Co. LLC, and Roth Capital Partners, LLC acted as co-placement agents. For more detailed information on the financing referred to in this release, reference is made to the Company's Form 8-K filing with the Securities and Exchange Commission and related Exhibits thereto.

The securities issued in the private placement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement filed with the Securities and Exchange Commission or pursuant to an applicable exemption from the relevant registration requirements.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services. China Cablecom originally acquired operating rights of the network it currently operates in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. Binzhou Broadcasting operates a cable network with approximately 411,246 paying subscribers as of December 31, 2007. China Cablecom Holdings' strategy is to replicate the acquisition by operating partnership models in other municipalities in Shandong Province in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-4 filed on March 21, 2008.

Contact:

Investor Relations
HC International, Inc.
Ted Haberfield
Executive VP
Phone: +1-760-755-2716
E-mail: mailto:thaberfield@HCInternational.netthaberfield@HCInternational.net

China Cablecom Holdings, Ltd.
 http://www.chinacablecom.net/http://www.chinacablecom.net

CONTACT:
Colin Sung
(+86 21 6407 9731)
Email: mailto:colin@chinacablecom.netcolin@chinacablecom.net

Source: China Cablecom Holdings, Ltd.